The information in this pricing supplement is not complete and may change

Filed pursuant to Rule 424(b)(2)

Registration No. 333-126811

Subject to completion.

Preliminary Pricing Supplement dated November 10, 2005

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. I-003

Callable Floating Rate Notes due November 30, 2035

Linked to Changes in the Consumer Price Index

Issuer:	Barclays Bank PLC
Issue Date:	November 30, 2005
Maturity Date:	November 30, 2035
Trade Date:	November 14, 2005
Coupon:

CPI Performance multiplied by 1.45 per annum, paid quarterly in arrears on each interest payment date and calculated on a 30/360 basis. If the CPI Performance on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date.

Interest Payment Dates:

Interest on the Notes will be payable quarterly in arrears on February 28, May 30, August 30, and November 30 of each year, commencing on February 28, 2006 and ending at maturity, unless the Notes are redeemed at our option as described below.

Interest Periods:

The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date (which is February 28, 2006). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date or any earlier redemption date as described below.

Interest Reset Dates:	The first day of each interest period, commencing on November 30, 2005
Consumer Price Index (CPI):

The Consumer Price Index is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor, as displayed on Bloomberg as the “CPURNSA Index”

CPI Performance:

CPI Performance on each interest payment date will be the annual percentage change in the CPI as of the month three months prior to the month of the relevant interest reset date (the “reference month”) calculated as follows:

CPI(F) – CPI(I)
CPI(I)

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month

For example, the CPI Performance on February 28, 2006 will reflect the percentage change in the CPI from November 2004 to November 2005.
Optional Redemption:

We may, at our election, redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount together with any accrued but unpaid interest thereon, on November 30, 2015, by giving at least five business days prior written notice to the trustee and to each registered holder of the Notes.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system

CUSIP:	06738C GY9

Calculation Agent:	Barclays Bank PLC

See “ Risk Factors” beginning on page PS-11 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Capital

Pricing Supplement dated November     , 2005

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-11
THE CONSUMER PRICE INDEX	PS-13
VALUATION OF THE NOTES	PS-13
SPECIFIC TERMS OF THE NOTES	PS-14
USE OF PROCEEDS AND HEDGING	PS-18
CAPITALIZATION OF BARCLAYS BANK PLC	PS-19
SUPPLEMENTAL TAX CONSIDERATIONS	PS-20
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-20

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform?

What Are the Notes and How Do They Work?

•	Underlying Rate – The Notes are medium-term notes issued by Barclays Bank PLC. The return on the Notes is linked to changes in the Consumer Price Index (the “CPI”). The CPI is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor, as displayed on the Bloomberg Screen as “CPURNSA Index”. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs.

•	Coupon – The annual interest rate applicable on the Notes on each interest payment date will be equal to CPI Performance multiplied by 1.45 unless the Notes are redeemed at our option as described in “Specific Terms of the Notes—Optional Redemption”. If the CPI Performance on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date. For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 90 days in an interest period divided by 360. No interest calculation adjustments will be made in the event an interest reset date or an interest payment date is not a business day. CPI Performance on each interest payment date will be the annual percentage change in the CPI as of the month three months prior to the month of the relevant interest reset date (the “reference month”).

CPI Performance will be calculated as follows:

CPI(F) – CPI(I)
CPI(I)

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the CPI performance on February 28, 2006 will reflect the percentage change in the CPI from November 2004 to November 2005.

•	Principal Protection – If you hold your Notes until maturity, you will receive at least the full principal amount of your Notes. If you hold your Notes at November 30, 2015 and we redeem the Notes on that date, as described in “Specific Terms of the Notes – Optional Redemption”, you will still receive the full principal amount of your Notes.

•	No Exchange Listing – The Notes will not be listed on any U.S. securities exchange or quotation system.

•	Optional Redemption - We may redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount together with any accrued, but unpaid, interest thereon, on November 30, 2015, by giving at least five business days prior written notice to the trustee and to each registered holder of the Notes.

See “Pricing Supplement Summary – How Do the Notes Perform?” and “Specific Terms of the Notes” in the pricing supplement.

What Are Some of the Risks of the Notes?

•	CPI Risk – Because the variable rate paid on the Notes is linked to the CPI, you are assuming the risk that the level of the CPI decreases or does not change relative to market interest rates. You are also assuming the risk that the Bureau of Labor Statistics changes the way in which the CPI is calculated, which may result in lower or no interest payments. The interest rate paid on the Notes and the value of the Notes, both of which are a function of the level of the CPI, may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. They are not, however, required to do so. If Barclays Capital Inc. or other affiliates of Barclays Bank do engage in limited purchase and resale transaction, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity or until November 30, 2015 if we decide to exercise our option to redeem the Notes.

•	Optional Redemption – We may choose to redeem the Notes on November 30, 2015, which is prior to their maturity date. If the Notes are redeemed on November 30, 2015, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize any increase in the level of the CPI is limited by our right to redeem the Notes prior to their scheduled maturity.

•	No Principal Protection Unless You Hold the Notes at Maturity or the Optional Redemption Date – You will be entitled to receive at least the full principal amount of your Notes if you hold your Notes at the maturity date. If you hold your Notes at November 30, 2015 and we redeem the Notes on that date, as described in “Specific Terms of the Notes – Optional Redemption”, you will still receive the full principal amount of your Notes. The market value of the Notes may fluctuate between the date you purchase them and the maturity date. You should be willing to hold your Notes to maturity.

Is This the Right Investment for You?

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if:

•	You are willing to accept the risk that we may redeem your Notes at par on November 30, 2015.

•	You are willing to hold the Notes to maturity.

•	You believe the CPI will materially increase during the term of the Notes relative to market interest rates.

•	You seek an investment that offers principal protection when the Notes are held at maturity or at November 30, 2015, which is the date on which we may redeem the Notes in full.

The Notes may not be a suitable investment for you if:

•	You are not willing to accept the risk that we may redeem the your Notes at par on November 30, 2015.

•	You are unable or unwilling to hold the Notes to maturity.

•	You believe that there will be no material increase in the CPI during the term of the Notes relative to market interest rates.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated for all tax purposes as variable rate debt instruments. If the Notes are so treated, you will include interest with respect to a Note as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes. You will recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations” in this pricing supplement.

How Do the Notes Perform?

Set forth below is an explanation of the steps necessary to calculate the return on the Notes for each interest payment date. Certain amounts used in this pricing supplement have been rounded to two decimal places for ease of presentation. Accordingly, certain calculations may yield results higher or lower than calculations made by the calculation agent in accordance with the calculation provisions described in the prospectus supplement.

You will not receive less than the principal amount of the Notes if you hold the Notes to maturity, or if we redeem the Notes on November 30, 2015, at our option.

Step 1: Calculate CPI Performance.

CPI Performance for each interest payment date is the annual percentage change in the CPI as of the month three months prior to the month of the interest reset date (the “reference month”).

CPI Performance will be calculated as follows:

CPI(F) – CPI(I)
CPI(I)

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the CPI Performance on February 28, 2006 will reflect the percentage change in the CPI from November 2004 to November 2005.

Step 2: Calculate the annual interest rate for each interest payment date.

Annual interest rate = CPI Performance multiplied by 1.45, with a minimum interest payment of 0.00%. In no case will the interest payment on any interest payment date be less than 0.00% per annum.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 90 days in an interest period divided by 360. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day.

Example 1 - The Notes are redeemed in full on November 30, 2015.

Quarters From Issue Date	CPI~~(i)~~	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
1	108.3	112.0	3.42%	4.96%	1.24%
2	112.0	116.6	4.13%	5.99%	1.50%
3	116.6	119.5	2.45%	3.56%	0.89%
4	119.5	121.8	1.92%	2.78%	0.70%
5	121.8	124.1	1.91%	2.77%	0.69%
6	124.1	125.6	1.19%	1.73%	0.43%
7	125.6	129.7	3.30%	4.78%	1.20%
8	129.7	134.9	3.97%	5.76%	1.44%
9	134.9	141.3	4.74%	6.87%	1.72%
10	141.3	148.1	4.82%	6.99%	1.75%
11	148.1	154.4	4.27%	6.19%	1.55%
12	154.4	161.1	4.31%	6.25%	1.56%
13	161.1	168.4	4.54%	6.58%	1.65%
14	168.4	176.5	4.81%	6.97%	1.74%
15	176.5	186.0	5.41%	7.85%	1.96%
16	186.0	196.5	5.62%	8.15%	2.04%
17	196.5	205.8	4.72%	6.84%	1.71%
18	205.8	169.4	5.05%	7.33%	1.83%
19	169.4	168.5	5.69%	8.25%	2.06%
20	168.5	170.3	5.08%	7.37%	1.84%
21	170.3	169.5	-2.28%	-3.31%	0.00%
22	169.5	170.0	0.30%	0.44%	0.11%
23	170.0	167.5	-1.50%	-2.18%	0.00%
24	167.5	165.8	-1.02%	-1.48%	0.00%
25	165.8	168.2	1.50%	2.18%	0.54%
26	168.2	167.5	-0.45%	-0.65%	0.00%
27	167.5	173.3	3.46%	5.02%	1.26%
28	173.3	181.0	4.46%	6.47%	1.62%
29	181.0	191.1	5.56%	8.06%	2.02%
30	191.1	200.6	5.00%	7.25%	1.81%
31	200.6	216.1	7.72%	11.19%	2.80%
32	216.1	234.3	8.40%	12.18%	3.05%
33	234.3	252.5	7.80%	11.31%	2.83%
34	252.5	276.3	9.40%	13.63%	3.41%
35	276.3	301.7	9.20%	13.34%	3.34%
36	301.7	333.4	10.50%	15.23%	3.81%
37	333.4	358.6	7.56%	10.96%	2.74%
38	358.6	390.0	8.76%	12.70%	3.18%
39	390.0	420.2	7.75%	11.24%	2.81%
40	420.2	448.2	6.65%	9.64%	2.41%

Cumulative Rate of Return					67.20%

Example 2 - The Notes are not redeemed on November 30, 2015.

Quarters From Issue Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
1	196.0	202.7	3.42%	4.96%	1.24%
2	202.7	211.1	4.13%	5.99%	1.50%
3	211.1	216.3	2.45%	3.56%	0.89%
4	216.3	220.4	1.92%	2.78%	0.70%
5	220.4	224.6	1.91%	2.77%	0.69%
6	224.6	227.3	1.19%	1.73%	0.43%
7	227.3	234.8	3.30%	4.78%	1.20%
8	234.8	244.1	3.97%	5.76%	1.44%
9	244.1	255.7	4.74%	6.87%	1.72%
10	255.7	268.0	4.82%	6.99%	1.75%
11	268.0	279.4	4.27%	6.19%	1.55%
12	279.4	291.5	4.31%	6.25%	1.56%
13	291.5	304.7	4.54%	6.58%	1.65%
14	304.7	319.4	4.81%	6.97%	1.74%
15	319.4	336.7	5.41%	7.85%	1.96%
16	336.7	355.6	5.62%	8.15%	2.04%
17	355.6	372.4	4.72%	6.84%	1.71%
18	372.4	391.2	5.05%	7.33%	1.83%
19	391.2	413.5	5.69%	8.25%	2.06%
20	413.5	434.5	5.08%	7.37%	1.84%
21	434.5	424.6	-2.28%	-3.31%	0.00%
22	424.6	425.8	0.30%	0.44%	0.11%
23	425.8	419.5	-1.50%	-2.18%	0.00%
24	419.5	415.2	-1.02%	-1.48%	0.00%
25	415.2	421.4	1.50%	2.18%	0.54%
26	421.4	419.5	-0.45%	-0.65%	0.00%
27	419.5	434.0	3.46%	5.02%	1.26%
28	434.0	453.4	4.46%	6.47%	1.62%
29	453.4	478.6	5.56%	8.06%	2.02%
30	478.6	502.5	5.00%	7.25%	1.81%
31	502.5	541.3	7.72%	11.19%	2.80%
32	541.3	586.8	8.40%	12.18%	3.05%
33	586.8	632.6	7.80%	11.31%	2.83%
34	632.6	692.0	9.40%	13.63%	3.41%
35	692.0	755.7	9.20%	13.34%	3.34%
36	755.7	835.0	10.50%	15.23%	3.81%
37	835.0	898.2	7.56%	10.96%	2.74%
38	898.2	976.9	8.76%	12.70%	3.18%
39	976.9	1052.6	7.75%	11.24%	2.81%
40	1052.6	1122.6	6.65%	9.64%	2.41%
41	1122.6	1179.2	5.04%	7.31%	1.83%
42	1179.2	1224.3	3.83%	5.55%	1.39%
43	1224.3	1268.4	3.60%	5.22%	1.30%
44	1268.4	1301.1	2.58%	3.74%	0.93%
45	1301.1	1338.3	2.86%	4.15%	1.04%
46	1338.3	1389.0	3.79%	5.50%	1.37%
47	1389.0	1455.7	4.80%	6.96%	1.74%

Quarters From Issue Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
48	1455.7	1517.1	4.22%	6.12%	1.53%
49	1517.1	1581.9	4.27%	6.19%	1.55%
50	1581.9	1644.4	3.95%	5.73%	1.43%
51	1644.4	1705.3	3.70%	5.37%	1.34%
52	1705.3	1769.4	3.76%	5.45%	1.36%
53	1769.4	1825.0	3.14%	4.56%	1.14%
54	1825.0	1894.4	3.80%	5.51%	1.38%
55	1894.4	1937.1	2.26%	3.27%	0.82%
56	1937.1	1971.3	1.77%	2.56%	0.64%
57	1971.3	1953.8	-0.89%	-1.29%	0.00%
58	1953.8	1934.8	-0.97%	-1.41%	0.00%
59	1934.8	1993.5	3.03%	4.40%	1.10%
60	1993.5	2066.3	3.65%	5.30%	1.32%
61	2066.3	2156.3	4.36%	6.32%	1.58%
62	2156.3	2251.9	4.43%	6.43%	1.61%
63	2251.9	2340.3	3.93%	5.69%	1.42%
64	2340.3	2433.1	3.96%	5.75%	1.44%
65	2433.1	2534.7	4.17%	6.05%	1.51%
66	2534.7	2646.7	4.42%	6.41%	1.60%
67	2646.7	2778.5	4.98%	7.22%	1.80%
68	2778.5	2922.1	5.17%	7.50%	1.87%
69	2922.1	3048.9	4.34%	6.29%	1.57%
70	3048.9	3190.6	4.65%	6.74%	1.68%
71	3190.6	3357.6	5.23%	7.59%	1.90%
72	3357.6	3514.5	4.67%	6.78%	1.69%
73	3514.5	3731.0	6.16%	8.93%	2.23%
74	3731.0	3958.8	6.11%	8.85%	2.21%
75	3958.8	4152.6	4.90%	7.10%	1.77%
76	4152.6	4275.7	2.96%	4.30%	1.07%
77	4275.7	4390.0	2.67%	3.88%	0.97%
78	4390.0	4515.3	2.85%	4.14%	1.03%
79	4515.3	4652.6	3.04%	4.41%	1.10%
80	4652.6	4770.9	2.54%	3.69%	0.92%
81	4770.9	4892.0	2.54%	3.68%	0.92%
82	4892.0	5031.0	2.84%	4.12%	1.03%
83	5031.0	5169.5	2.75%	3.99%	1.00%
84	5169.5	5324.8	3.00%	4.35%	1.09%
85	5324.8	5501.7	3.32%	4.82%	1.20%
86	5501.7	5653.6	2.76%	4.00%	1.00%
87	5653.6	5783.5	2.30%	3.33%	0.83%
88	5783.5	5908.1	2.15%	3.12%	0.78%
89	5908.1	6008.7	1.70%	2.47%	0.62%
90	6008.7	6091.3	1.37%	1.99%	0.50%
91	6091.3	6193.9	1.68%	2.44%	0.61%
92	6193.9	6286.1	1.49%	2.16%	0.54%
93	6286.1	6387.5	1.61%	2.34%	0.58%
94	6387.5	6497.7	1.73%	2.50%	0.63%
95	6497.7	6625.3	1.96%	2.85%	0.71%
96	6625.3	6799.4	2.63%	3.81%	0.95%

Quarters From Issue Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
97	6799.4	6982.0	2.68%	3.89%	0.97%
98	6982.0	7244.3	3.76%	5.45%	1.36%
99	7244.3	7514.6	3.73%	5.41%	1.35%
100	7514.6	7774.1	3.45%	5.01%	1.25%
101	7774.1	8037.4	3.39%	4.91%	1.23%
102	8037.4	8272.2	2.92%	4.23%	1.06%
103	8272.2	8540.9	3.25%	4.71%	1.18%
104	8540.9	8767.1	2.65%	3.84%	0.96%
105	8767.1	8903.1	1.55%	2.25%	0.56%
106	8903.1	9034.5	1.48%	2.14%	0.53%
107	9034.5	9130.9	1.07%	1.55%	0.39%
108	9130.9	9228.4	1.07%	1.55%	0.39%
109	9228.4	9368.1	1.51%	2.20%	0.55%
110	9368.1	9590.8	2.38%	3.45%	0.86%
111	9590.8	9880.4	3.02%	4.38%	1.09%
112	9880.4	10089.1	2.11%	3.06%	0.77%
113	10089.1	10323.3	2.32%	3.36%	0.84%
114	10323.3	10517.3	1.88%	2.73%	0.68%
115	10517.3	10700.0	1.74%	2.52%	0.63%
116	10700.0	11049.5	3.27%	4.74%	1.18%
117	11049.5	11329.9	2.54%	3.68%	0.92%
118	11329.9	11698.7	3.26%	4.72%	1.18%
119	11698.7	12067.1	3.15%	4.57%	1.14%
120	12067.1	12372.4	2.53%	3.67%	0.92%

Cumulative Rate of Return					156.43%

THE ABOVE EXAMPLES ARE FOR ILLUSTRATIVE PURPOSES ONLY.

Hypothetical Return Profile

The table set forth below shows the hypothetical interest rates that would have resulted from holding the Notes using the historical levels of the CPI from 1975 to 2005 as presented below. We obtained the historical information below from Bloomberg LLP. The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates.

Hypothetical Interest Payment Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
12/31/1975	50.6	54.6	7.91%	11.46%	2.87%
3/31/1976	51.9	55.5	6.94%	10.06%	2.51%
6/30/1976	52.7	55.9	6.07%	8.80%	2.20%
9/30/1976	53.6	56.8	5.97%	8.66%	2.16%
12/31/1976	54.6	57.6	5.49%	7.97%	1.99%
3/31/1977	55.5	58.2	4.86%	7.05%	1.76%
6/30/1977	55.9	59.5	6.44%	9.34%	2.33%
9/30/1977	56.8	60.7	6.87%	9.96%	2.49%
12/30/1977	57.6	61.4	6.60%	9.57%	2.39%
3/31/1978	58.2	62.1	6.70%	9.72%	2.43%
6/30/1978	59.5	63.4	6.55%	9.50%	2.38%
9/29/1978	60.7	65.2	7.41%	10.75%	2.69%
12/29/1978	61.4	66.5	8.31%	12.04%	3.01%
3/30/1979	62.1	67.7	9.02%	13.08%	3.27%
6/29/1979	63.4	69.8	10.09%	14.64%	3.66%
9/28/1979	65.2	72.3	10.89%	15.79%	3.95%
12/31/1979	66.5	74.6	12.18%	17.66%	4.42%
3/31/1980	67.7	76.7	13.29%	19.28%	4.82%
6/30/1980	69.8	80.1	14.76%	21.40%	5.35%
9/30/1980	72.3	82.7	14.38%	20.86%	5.21%
12/31/1980	74.6	84.0	12.60%	18.27%	4.57%
3/31/1981	76.7	86.3	12.52%	18.15%	4.54%
6/30/1981	80.1	88.5	10.49%	15.21%	3.80%
9/30/1981	82.7	90.6	9.55%	13.85%	3.46%
12/31/1981	84.0	93.2	10.95%	15.88%	3.97%
3/31/1982	86.3	94.0	8.92%	12.94%	3.23%
6/30/1982	88.5	94.5	6.78%	9.83%	2.46%
9/30/1982	90.6	97.0	7.06%	10.24%	2.56%
12/31/1982	93.2	97.9	5.04%	7.31%	1.83%
3/31/1983	94.0	97.6	3.83%	5.55%	1.39%
6/30/1983	94.5	97.9	3.60%	5.22%	1.30%
9/30/1983	97.0	99.5	2.58%	3.74%	0.93%
12/30/1983	97.9	100.7	2.86%	4.15%	1.04%
3/30/1984	97.6	101.3	3.79%	5.50%	1.37%
6/29/1984	97.9	102.6	4.80%	6.96%	1.74%
9/28/1984	99.5	103.7	4.22%	6.12%	1.53%
12/31/1984	100.7	105.0	4.27%	6.19%	1.55%
3/29/1985	101.3	105.3	3.95%	5.73%	1.43%
6/28/1985	102.6	106.4	3.70%	5.37%	1.34%
9/30/1985	103.7	107.6	3.76%	5.45%	1.36%

Hypothetical Interest Payment Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
12/31/1985	105.0	108.3	3.14%	4.56%	1.14%
3/31/1986	105.3	109.3	3.80%	5.51%	1.38%
6/30/1986	106.4	108.8	2.26%	3.27%	0.82%
9/30/1986	107.6	109.5	1.77%	2.56%	0.64%
12/31/1986	108.3	110.2	1.75%	2.54%	0.64%
3/31/1987	109.3	110.5	1.10%	1.59%	0.40%
6/30/1987	108.8	112.1	3.03%	4.40%	1.10%
9/30/1987	109.5	113.5	3.65%	5.30%	1.32%
12/31/1987	110.2	115.0	4.36%	6.32%	1.58%
3/31/1988	110.5	115.4	4.43%	6.43%	1.61%
6/30/1988	112.1	116.5	3.93%	5.69%	1.42%
9/30/1988	113.5	118.0	3.96%	5.75%	1.44%
12/30/1988	115.0	119.8	4.17%	6.05%	1.51%
3/31/1989	115.4	120.5	4.42%	6.41%	1.60%
6/30/1989	116.5	122.3	4.98%	7.22%	1.80%
9/29/1989	118.0	124.1	5.17%	7.50%	1.87%
12/29/1989	119.8	125.0	4.34%	6.29%	1.57%
3/30/1990	120.5	126.1	4.65%	6.74%	1.68%
6/29/1990	122.3	128.7	5.23%	7.59%	1.90%
9/28/1990	124.1	129.9	4.67%	6.78%	1.69%
12/31/1990	125.0	132.7	6.16%	8.93%	2.23%
3/29/1991	126.1	133.8	6.11%	8.85%	2.21%
6/28/1991	128.7	135.0	4.90%	7.10%	1.77%
9/30/1991	129.9	136.0	4.70%	6.81%	1.70%
12/31/1991	132.7	137.2	3.39%	4.92%	1.23%
3/31/1992	133.8	137.9	3.06%	4.44%	1.11%
6/30/1992	135.0	139.3	3.19%	4.62%	1.15%
9/30/1992	136.0	140.2	3.09%	4.48%	1.12%
12/31/1992	137.2	141.3	2.99%	4.33%	1.08%
3/31/1993	137.9	141.9	2.90%	4.21%	1.05%
6/30/1993	139.3	143.6	3.09%	4.48%	1.12%
9/30/1993	140.2	144.4	3.00%	4.34%	1.09%
12/31/1993	141.3	145.1	2.69%	3.90%	0.97%
3/31/1994	141.9	145.8	2.75%	3.99%	1.00%
6/30/1994	143.6	147.2	2.51%	3.64%	0.91%
9/30/1994	144.4	148.0	2.49%	3.61%	0.90%
12/30/1994	145.1	149.4	2.96%	4.30%	1.07%
3/31/1995	145.8	149.7	2.67%	3.88%	0.97%
6/30/1995	147.2	151.4	2.85%	4.14%	1.03%
9/29/1995	148.0	152.5	3.04%	4.41%	1.10%
12/29/1995	149.4	153.2	2.54%	3.69%	0.92%
3/29/1996	149.7	153.5	2.54%	3.68%	0.92%
6/28/1996	151.4	155.7	2.84%	4.12%	1.03%
9/30/1996	152.5	156.7	2.75%	3.99%	1.00%
12/31/1996	153.2	157.8	3.00%	4.35%	1.09%
3/31/1997	153.5	158.6	3.32%	4.82%	1.20%
6/30/1997	155.7	160.0	2.76%	4.00%	1.00%
9/30/1997	156.7	160.3	2.30%	3.33%	0.83%
12/31/1997	157.8	161.2	2.15%	3.12%	0.78%

Hypothetical Interest Payment Date	CPI(i)	CPI(f)	CPI Performance	Annual Interest Rate	Quarterly Coupon
3/31/1998	158.6	161.3	1.70%	2.47%	0.62%
6/30/1998	160.0	162.2	1.37%	1.99%	0.50%
9/30/1998	160.3	163.0	1.68%	2.44%	0.61%
12/31/1998	161.2	163.6	1.49%	2.16%	0.54%
3/31/1999	161.3	163.9	1.61%	2.34%	0.58%
6/30/1999	162.2	165.0	1.73%	2.50%	0.63%
9/30/1999	163.0	166.2	1.96%	2.85%	0.71%
12/31/1999	163.6	167.9	2.63%	3.81%	0.95%
3/31/2000	163.9	168.3	2.68%	3.89%	0.97%
6/30/2000	165.0	171.2	3.76%	5.45%	1.36%
9/29/2000	166.2	172.4	3.73%	5.41%	1.35%
12/29/2000	167.9	173.7	3.45%	5.01%	1.25%
3/30/2001	168.3	174.0	3.39%	4.91%	1.23%
6/29/2001	171.2	176.2	2.92%	4.23%	1.06%
9/28/2001	172.4	178.0	3.25%	4.71%	1.18%
12/31/2001	173.7	178.3	2.65%	3.84%	0.96%
3/29/2002	174.0	176.7	1.55%	2.25%	0.56%
6/28/2002	176.2	178.8	1.48%	2.14%	0.53%
9/30/2002	178.0	179.9	1.07%	1.55%	0.39%
12/31/2002	178.3	181.0	1.51%	2.20%	0.55%
3/31/2003	176.7	180.9	2.38%	3.45%	0.86%
6/30/2003	178.8	184.2	3.02%	4.38%	1.09%
9/30/2003	179.9	183.7	2.11%	3.06%	0.77%
12/31/2003	181.0	185.2	2.32%	3.36%	0.84%
3/31/2004	180.9	184.3	1.88%	2.73%	0.68%
6/30/2004	184.2	187.4	1.74%	2.52%	0.63%
9/30/2004	183.7	189.7	3.27%	4.74%	1.18%
12/31/2004	185.2	189.9	2.54%	3.68%	0.92%
3/31/2005	184.3	190.3	3.26%	4.72%	1.18%
6/30/2005	187.4	193.3	3.15%	4.57%	1.14%
9/30/2005	189.7	194.5	2.53%	3.67%	0.92%
Cumulative Rate of Return					194.8%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the CPI, which is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. See “The Consumer Price Index” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity or the Optional Redemption Date; You May Not Receive the Full Principal Amount of Your Notes if You Sell Your Notes Prior to Maturity

You will receive at least the full principal amount of your Notes if you hold your Notes to maturity. If you hold your Notes at November 30, 2015 and we choose to redeem the Notes on that date, as described in “Specific Terms of the Notes – Optional Redemption”, you will still receive the full principal amount of your Notes. If you sell your Notes in the secondary market prior to these dates, however, you may not receive the full principal amount of your Notes. You should be willing to hold your Notes to maturity.

The Interest Rate on the Notes Could Be Zero

The terms of the Notes differ from those of ordinary debt securities in that interest on the Notes is linked to changes in the level of the CPI. Based on the formula for determining the variable rate linked to the CPI, you will receive an interest payment on each interest payment date equal to CPI Performance multiplied by 1.45 per annum. We have no control over fluctuations in the value of the CPI.

The Interest Rate on the Notes May Be Below the Rate Otherwise Payable on Similar Variable Rate Securities Issued By Barclays Bank PLC

The variable interest rate applicable to any interest payment date is based on the change in level of the CPI for the applicable reference month compared to the CPI for the month one year prior to the applicable reference month. The interest rate paid on the Notes and the value of the Notes, both of which are a function of the level of the CPI, may be less than the rate on debt securities with the same maturity issued by Barclays Bank PLC (or an issuer with a comparable security rating). We have no control over fluctuations in the value of the CPI.

The CPI May Be Discontinued; The Manner in which the CPI is Calculated May Change in the Future

There can be no assurances that the CPI will not be discontinued or that the Bureau of Labor Statistics of the U.S. Labor Department will not change the method by which it calculates the CPI. Changes in which the CPI is calculated could reduce the level of the CPI and, as a consequence, lower the applicable interest rate on the Notes. As a consequence, the applicable interest rate on the Notes, and the value of the Notes, may be reduced if the method of calculating the CPI is modified. In addition, if the CPI is discontinued or substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described in “Specific Terms of the Notes – Discontinuance of the CPI or Alteration of the Method of Calculation”. Such substitution may adversely affect the value of the Notes. We have no control over the way the CPI is calculated.

Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI

The historical levels of the CPI are not an indication of the future levels of the CPI over the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur again in the future. Past fluctuations and trends in the CPI are not necessarily indicative of fluctuations or trends that may occur in the future.

Market Factors May Influence Whether We Exercise our Right to Redeem the Notes Prior to Their Scheduled Maturity

It is more likely that we will redeem the Notes prior to their maturity date if the applicable interest rate results in an amount of interest on the Notes greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their maturity date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes, including the following:

•	the time remaining to the maturity of the Notes;

•	the time remaining to the date on which we may give notice that we will redeem the Notes, at our option, on November 30, 2015.

•	supply and demand for the Notes;

•	the general interest rate environment;

•	economic, financial, political, regulatory or judicial events that affect the financial markets generally and which may affect the level of the CPI; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

There May Not Be an Active Trading Market in the Notes and Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses. You should be willing to hold your Notes to maturity.

Our Hedging Activities May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may carry out hedging activities that minimize our risks related to the Notes, including trading in instruments linked to the CPI. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

There Are No Security Interests in the Notes or Other Financial Instruments Held By Barclays Bank PLC

The indenture governing the Notes does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the securities or other instruments acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold those securities or other instruments for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any of those securities or instruments that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. The calculation agent will, among other things, make determinations regarding CPI Performance and the interest payable in respect of your Notes on each interest payment date. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, if the CPI is discontinued or the manner in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index. Since this determination by the calculation agent may affect the market value of the Notes or the applicable interest rate on each interest payment date, the calculation agent may have a conflict of interest if it needs to make any such decision.

THE CONSUMER PRICE INDEX

The consumer price index, or the CPI, is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. This material may be accessed electronically by means of the Bureau of Labor Statistics’ home page on the Internet at http://www.bls.gov.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984. Because the CPI for the 1982-1984 reference period is 100, an increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5.

The Bureau of Labor Statistics has made numerous technical and methodological changes to the CPI, and is likely to continue to do so. Examples of recent methodological changes include:

•	the use of regression models to adjust for improvements in the quality of various goods (televisions, personal computers, etc.);

•	the introduction of geometric averages to account for consumer substitution within consumer price index categories; and

•	changing the housing/shelter formula to increase rental equivalence estimation.

Similar changes in the future could affect the level of the CPI and therefore alter the interest payable on the Notes.

VALUATION OF THE NOTES

At Maturity or at the Optional Redemption Date

You will be entitled to receive at least the full principal amount of your Notes if you hold your Notes at the maturity date. If you hold your Notes at November 30, 2015 and we redeem the Notes on that date, as described in “Specific Terms of the Notes – Optional Redemption”, you will still receive the full principal amount of your Notes.

Prior to Maturity or the Optional Redemption Date

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the level of the CPI will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include, but are not limited to, the time remaining to maturity, the time remaining to the date on which we may give notice that we will redeem the Notes, at our option, on November 30, 2015, supply and demand for the Notes, the general interest rate environment, economic, financial, political, regulatory or judicial events that affect the financial markets generally and which may affect the level of the CPI, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for further discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e. in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Denomination

We will offer the Notes in minimum denominations of $25.00.

Interest Payment Dates

Interest on the Notes will be payable quarterly in arrears on February 28, May 30, August 30, and November 30 of each year, commencing on February 28, 2006 and ending at maturity, unless the Notes are redeemed at our option as described under “Optional Redemption.” If any such day is not a business day, interest will be payable on the first following day that is a business day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a business day.

Interest Periods

The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date (which is February 28, 2006). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date or any earlier redemption date.

Coupon

The Notes bear interest from the issue date at a variable rate linked to changes in the level of the CPI, payable on a quarterly basis in arrears on each interest payment date. The annual interest rate applicable to the Notes on each interest payment date will be equal to CPI Performance multiplied by 1.45. If the CPI Performance on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date. For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 90 days in an interest period divided by 360. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day.

CPI Performance on each interest payment date will be the annual percentage change in the CPI as of the month three months prior to the month of the relevant interest reset date (the “reference month”).

CPI Performance will be calculated as follows:

CPI(F) – CPI(I)
CPI(I)

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the CPI Performance on February 28, 2006 will reflect the percentage change in the CPI from November 2004 to November 2005.

Payment at Maturity or at the Optional

Redemption Date

You will be entitled to receive at least the full principal amount of your Notes if you hold your Notes at the maturity date. If you hold your Notes at November 30, 2015 and we redeem the Notes on that date, as described in “Specific Terms of the Notes – Optional Redemption”, you will still receive the full principal amount of your Notes.

Maturity Date

The maturity date will be November 30, 2035 or, if that day is not a business day, on the first following day that is a business day unless that day falls in the next calendar month, in which case the maturity date will be the first preceding day that is a business day.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Optional Redemption

We may, at our election, redeem the Notes in whole, but not in part, on November 30, 2015, by giving at least five business days prior written notice to the holders and the trustee. Neither we nor any of our agents are required to notify you prior to any such redemption.

If we elect to redeem your Notes on November 30, 2015, we will pay you the principal amount of your Notes together with any accrued, but unpaid, interest thereon.

Record Dates for Interest

The regular record date relating to an interest payment date for the Notes will be the date 15 calendar days prior to the interest payment date, whether or not that date is a business day. For the purpose of determining the record holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

Reference Price

The reference price for the CPI is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor and displayed on Bloomberg as “CPURNSA Index”.

If by 3:00 p.m. on any interest reset date the CPI is not reported on Bloomberg or on any successor service for any relevant month, but has been otherwise published by the Bureau of Labor Statistics, the Calculation Agent will determine the CPI as published by the Bureau of Labor Statistics using such other source as on its face appears to accurately set forth the CPI as published by the Bureau of Labor Statistics. If the CPI for the reference month is subsequently revised by the Bureau of Labor Statistics, the calculation agent will continue to use the CPI initially published by the Bureau of Labor Statistics on the interest reset date.

Changes in the Base Reference Period

As discussed above, the CPI is expressed in relative terms based on a reference period for which the level is set at 100. The base reference period currently used by the Bureau of Labor Statistics is 1982 – 1984. An increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5. The Bureau of Labor Statistics rebases the CPI on occasion. The CPI was last rebased in January 1988, prior to which the standard reference base was 1967 = 100. If the Bureau of Labor Statistics rebases the CPI during the time the Notes are outstanding, the calculation agent will continue to calculate inflation using 1982 – 1984 as the base reference period for so long as the current CPI continues to be published.

Any such conversion by the Bureau of Labor Statistics to a new reference base will not affect the measurement of the percent changes in the CPI from one time period to another, except for rounding differences. Rebasing might affect the published “headline” number often quoted in the financial press, but the inflation calculation for the Notes should not be adversely affected by any such rebasing because the CPI based on 1982 – 1984 will be calculated using the percentage changes of the rebased CPI.

Discontinuance of the CPI or Alteration

in the Method of Calculation

If the CPI is not published while the Notes are outstanding because the CPI has been discontinued, or if the manner in which the CPI is calculated is substantially altered while the Notes are outstanding, a substitute index may be chosen to replace the CPI for the purpose of determining interest payable on the Notes. The substitute index will be the index chosen by the Secretary of the Treasury, pursuant to 62 Federal Register 846-874 (January 6, 1997), for the purpose of determining the interest rates payable on the Department of the Treasury’s Inflation-Linked Treasuries. If no such securities are outstanding, the substitute index will be chosen by the calculation agent in good faith and in accordance with the general market practice prevailing at the time.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the maturity date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity or any earlier redemption date will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London and New York City generally are authorized or obligated by law, regulation or executive order to close.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Interest Payment Dates” and “Maturity Date” above.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the reference price of the CPI, business days, the default amount, CPI Performance and the interest payable in respect of your Notes on each interest payment date. If the CPI is discontinued or the way in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index; see “Specific Terms of the Notes – Discontinuance of the CPI or Alteration in the Method of Calculation” in this pricing supplement. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates may enter into hedging transactions involving purchases of inflation-linked United States treasury bonds and/or other inflation-linked instruments that we deem appropriate in connection with such hedging. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the maturity date stated on the cover of this pricing supplement. That step may involve sales or purchases of inflation-linked United States treasury bonds and/or other inflation-linked instruments designed to track the performance of the CPI or other similar indexes.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of the Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at June 30, 2005
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	80,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each	2,311,361
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	—
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group total shareholders’ equity
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	400
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,850
Minority interests	200

Total Shareholders’ equity	22,050

Group indebtedness (1)
Subordinated liabilities
Undated loan capital — non-convertible	4,366
Dated loan capital — convertible to preference shares	13
Dated loan capital — non-convertible(2)	6,930
Debt securities in issue (3)	93,328

Total indebtedness	104,637

Total capitalisation and indebtedness	126,687

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

Notes:

(1)	“Group indebtedness” includes interest accrued as at June 30, 2005 in accordance with International Financial Reporting Standards.
(2)	On September 9, 2005, Barclays Bank PLC issued $500,000,000 Callable Floating Rate Subordinated Notes due 2017.
(3)	On the basis of our own internal unaudited IFRS figures, the amount of debt securities in issue increased from £93 billion to approximately £102 billion between June 30, 2005 and September 30, 2005. This represents an increase of approximately 10%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States federal income tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “Tax Considerations” in the attached prospectus, and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

As described in the accompanying prospectus supplement under “Tax Considerations – United States Taxation – U.S. Holders – Taxation of Debt Securities – Original Issue Discount – Variable Rate Debt Securities,” in the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will be treated as variable rate debt instruments (“VRDIs”) under the Treasury Regulations applicable to original issue discount, and the interest payable on the Notes should be treated as “qualified stated interest”. Accordingly, you will generally include interest with respect to a Note as ordinary income in accordance with your method of accounting for United States federal income tax purposes. Interest paid on the notes will be income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be capital gain or loss, except to the extent attributable to accrued but unpaid interest. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2005, which is the 10th business day following the date of this pricing supplement (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$

BARCLAYS BANK PLC

CALLABLE FLOATING RATE NOTES DUE NOVEMBER 30, 2035

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

PRICING SUPPLEMENT

NOVEMBER      , 2005

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)